UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Nestor, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

641074505

(CUSIP Number)

Terry L. Engel

Deutsch, Levy & Engel, Chartered, 225 W. Washington Street, Suite 1700, Chicago, IL 60606

(312) 346-1460

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edward F. Heil
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 5,735,672 (1)
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 5,735,672 (1)
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,735,672 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]

The 5,735,162 shares of Common Stock in Nestor, Inc. are comprised of shares for which Edward F. Heil has voting and dispositive power as Trust Investment Advisor as described more fully in Item 6 to Amendment No. 1.

[2]	Based upon 28,954,219 shares of Common Stock outstanding, as of November 10, 2008, as reported in Nestor, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

1

NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Trust for Karen Heil Kelly under the Edward F. Heil, Jr., Sandra Heil and Karen Heil Irrevocable Trust Agreement #2, Dated December 1, 1983

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,911,890 (1)
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 1,911,890 (1)
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,911,890 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

[1]

Although the Trust for Karen Heil Kelly under the Edward F. Heil, Jr., Sandra Heil and Karen Heil Irrevocable Trust Agreement #2, Dated December 1, 1983 holds 1,911,890 shares of Common Stock in Nestor, Inc., the sole voting power and sole dispositive power of these shares lies with Edward F. Heil as described in Item 6 to Amendment No. 1.

[2]	Based upon 28,954,219 shares of Common Stock outstanding, as of November 10, 2008, as reported in Nestor, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

1

NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Trust for Sandra E. H. Bauer under the Edward F. Heil, Jr., Sandra Heil and Karen Heil Irrevocable Trust Agreement #2, Dated December 1, 1983

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,911,890 (1)
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 1,911,890 (1)
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,911,890 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

[1]

Although the Trust for Karen Heil Kelly under the Edward F. Heil, Jr., Sandra Heil and Karen Heil Irrevocable Trust Agreement #2, Dated December 1, 1983 holds 1,911,890 shares of Common Stock in Nestor, Inc., the sole voting power and sole dispositive power of these shares lies with Edward F. Heil as described in Item 6 to Amendment No. 1.

[2]	Based upon 28,954,219 shares of Common Stock outstanding, as of November 10, 2008, as reported in Nestor, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

1

NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Trust for Edward F. Heil, Jr. under the Edward F. Heil, Jr., Sandra Heil and Karen Heil Irrevocable Trust Agreement #2, Dated December 1, 1983

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,911,892 (1)
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 1,911,892 (1)
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,911,892 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

[1]

Although the Trust for Edward F. Heil, Jr. under the Edward F. Heil, Jr., Sandra Heil and Karen Heil Irrevocable Trust Agreement #2, Dated December 1, 1983 holds 1,911,892 shares of Common Stock in Nestor, Inc., the sole voting power and sole dispositive power of these shares lies with Edward F. Heil as described in Item 6 to Amendment No. 1.

[2]	Based upon 28,954,219 shares of Common Stock outstanding, as of November 10, 2008, as reported in Nestor, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

Item 1.	Security and Issuer.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the Common Stock, par value $0.01 per share (“Common Stock”), of Nestor, Inc., a Delaware corporation (“Nestor” or the “Company”), with its principal executive offices at 42 Oriental Street, Third Floor, Providence, Rhode Island 02908, and amends previous filings on Schedule 13D made on or around August 6, 2007 and January 13, 2009. All capitalized terms not otherwise defined have the meanings assigned to them in the previous Schedule 13D filings.

This Amendment No. 2 is being made with respect to the shares of Common Stock beneficially owned by Edward F. Heil (“Mr. Heil”), and the shares of Common Stock owned by the Karen Heil Kelly Trust under the Edward F. Heil, Jr., Sandra Heil and Karen Heil Irrevocable Trust Agreement #2, Dated December 1, 1983, the Sandra E. H. Bauer Trust under the Edward F. Heil, Jr., Sandra Heil and Karen Heil Irrevocable Trust Agreement #2, Dated December 1, 1983, and the Edward F. Heil, Jr. Trust under the Edward F. Heil, Jr., Sandra Heil and Karen Heil Irrevocable Trust Agreement #2, Dated December 1, 1983 (collectively, the “Trusts”).

Item 4.	Purpose of Transaction.

Item 4 is hereby amended in its entirety to read as follows:

As reported in Amendment No. 1 to Schedule 13D, on or around December 16 and 17, 2008, Mr. Heil sold his shares of Common Stock, and the Trusts separately purchased shares of Common Stock in brokered transactions. These transactions are described more fully in Item 5 of Amendment No. 1.

Mr. Heil and/or the Trusts might be interested in exploring options to engage in an extraordinary corporate transaction with the Company, on behalf of entities controlled by Mr. Heil and/or the Trusts or in which any of them otherwise may have an interest. These options might include or entail an acquisition of all or substantially all of the assets of the Company, a reorganization of the Company, an additional investment in the Company, and/or a loan transaction.

Mr. Heil may use his ability to vote 19.8% of the shares of Common Stock in the Company to elect one or more persons to the board of directors of the Company, or to effect or influence the extraordinary transactions described above.

The possible activities of Mr. Heil and the Trusts are subject to change at any time.

Item 5.	Interest in Securities of the Issuer.

118,778 warrants held by Mr. Heil expired on January 31, 2009. Accordingly, Item 5 of Amendment No. 1 is hereby amended to read in its entirety as follows:

Because Mr. Heil is the Trust Investment Advisor of each of the Trusts and has the ultimate voting and investment power of the shares held in each of the Trusts as described in Item 6 below, Mr. Heil may be deemed the beneficial owner (as the term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) of 5,735,672 shares of Common Stock in Nestor held collectively by the Trusts, which constitutes approximately 19.8% of the outstanding shares of Common Stock based on the number of such shares outstanding (28,954,219) as of November 10, 2008.

Item 7.	Material to be filed as Exhibits.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 1	Agreement Regarding Joint Filing of this Amendment No. 2 to Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: February 26, 2009

EDWARD F. HEIL

By:	/s/ Edward F. Heil
Edward F. Heil

TRUST FOR KAREN HEIL KELLY UNDER THE EDWARD F. HEIL, JR., SANDRA HEIL AND KAREN HEIL IRREVOCABLE TRUST AGREEMENT #2, DATED DECEMBER 1, 1983

By:	/s/ Marge Lutz
Marge Lutz, Trustee

TRUST FOR SANDRA E.H. BAUER UNDER THE EDWARD F. HEIL, JR., SANDRA HEIL AND KAREN HEIL IRREVOCABLE TRUST AGREEMENT #2, DATED DECEMBER 1, 1983

By:	/s/ Marge Lutz
Marge Lutz, Trustee

TRUST FOR EDWARD HEIL, JR. UNDER THE EDWARD F. HEIL, JR., SANDRA HEIL AND KAREN HEIL IRREVOCABLE TRUST AGREEMENT #2, DATED DECEMBER 1, 1983

By:	/s/ Marge Lutz
Marge Lutz, Trustee

Exhibit 1

Agreement Regarding Joint Filing of this Amendment No. 1 to Schedule 13D

The undersigned agree that this Amendment No. 2 to Schedule 13D with respect to the Common Stock of Nestor, Inc. is a joint filing being made on their behalf in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 26, 2009

EDWARD F. HEIL

By:	/s/ Edward F. Heil
Edward F. Heil

TRUST FOR KAREN HEIL KELLY UNDER THE EDWARD F. HEIL, JR., SANDRA HEIL AND KAREN HEIL IRREVOCABLE TRUST AGREEMENT #2, DATED DECEMBER 1, 1983

By:	/s/ Marge Lutz
Marge Lutz, Trustee

TRUST FOR SANDRA E.H. BAUER UNDER THE EDWARD F. HEIL, JR., SANDRA HEIL AND KAREN HEIL IRREVOCABLE TRUST AGREEMENT #2, DATED DECEMBER 1, 1983

By:	/s/ Marge Lutz
Marge Lutz, Trustee

TRUST FOR EDWARD HEIL, JR. UNDER THE EDWARD F. HEIL, JR., SANDRA HEIL AND KAREN HEIL IRREVOCABLE TRUST AGREEMENT #2, DATED DECEMBER 1, 1983

By:	/s/ Marge Lutz
Marge Lutz, Trustee